ITEM 77M: Mergers

Van  Kampen  California Value Municipal Income Trust  ("Acquiring
Fund")

           On July 22, 2005, at a Special Meeting of Shareholders of Van Kampen California Quality Municipal Trust and Van Kampen Trust for Investment Grade California Municipals (the "Target Fund"), shareholders of each Target Fund approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") between the Acquiring Fund and each Target Fund, pursuant to which substantially all of the assets of each Target Fund would be combined with those of the Acquiring Fund and shareholders of each Target Fund would receive shares of the Acquiring Fund with a value equal to the value of their holdings in Target Fund (the "Reorganization"). The Reorganization Agreement was unanimously approved by the Board of Trustees on February 3, 2005.

           On  July  29,  2005, the Reorganization  between  each
Target Fund and the Acquiring Fund was completed according to the terms set forth in each Reorganization Agreement.

VCV